Technip Energies N.V.
6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton
92400 Courbevoie, France

February 4, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Scott Anderegg
Office of Trade & Services

Re:	Technip Energies N.V.
Draft Registration Statement on Form F-1
Submitted December 18, 2020
CIK No. 0001792045

Ladies and Gentlemen:

This letter sets forth the responses of Technip Energies N.V. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 1, 2021 (the “Comment Letter”) with respect to the Company’s public draft registration statement on Form F-1 submitted to the Commission on January 19, 2021. Concurrently with the submission of this letter, we are publicly filing our amendment to the registration statement on Form F-1 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have reproduced each comment of the Staff as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Registration Statement unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 60

1.
We note your response and related revisions to comment 4. It appears that no adjustments related to the Share Purchase Agreement were included in the pro forma financial statements. Please revise to include the adjustments necessary to reflect your entry into the Share Purchase Agreement in the pro forma financial statements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company is not a party to the Share Purchase Agreement and the transactions contemplated thereby will not have any financial effect on the Company. As such, the Company does not believe that adjustments to the pro forma financial statements to account for the Share Purchase Agreement are necessary.

Securities and Exchange Commission
February 4, 2021

Unaudited Pro Forma Combined Statement of Income for the Year Ended December 31, 2019, page 63

2.	Please revise to disclose your pro forma basic and diluted earnings per share for this period.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 63-65.

General

3.
Please revise the last risk factor on page 38 to include a discussion of BPI's ability to influence the composition of the board of directors going forward. In addition, please revise the Summary to state that, as a result of TechnipFMC's holdings following the spinoff and BPI's rights under the Relationship Agreement, they will have influence over the company that other investors likely will not.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 3, 39, 45 and 90.

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Securities and Exchange Commission
February 4, 2021

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420, or Christopher Drewry of Latham & Watkins LLP, at (312) 777-7122.

Very truly yours,

Technip Energies N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Cc:          Arnaud Pieton, Technip Energies N.V.
Ryan J. Maierson, Latham & Watkins LLP
Christopher Drewry, Latham & Watkins LLP